2AQ Putnam Research Fund attachment
7/31/06 Annual

Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to certain open-end funds and their shareholders. The amount will be allocated to shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts Securities Division.

The Securities and Exchange Commissions and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Pursuant to a settlement with the Securities and Exchange Commission relating to Putnam Managements brokerage allocation practices, on October 13, 2005 the fund received $1,236,491 in proceeds paid by Putnam Management. The fund had accrued a receivable for this amount in the prior fiscal year.

During the period, the fund received $645,472 from Putnam to address issues relating to the calculation of certain amounts paid by the Putnam mutual funds to Putnam for transfer agent services. This amount is included in Fees waived and reimbursed by Manager or affiliate on the Statement of operations. Review of this matter is ongoing and the amount received by the fund may be adjusted in the future. Such adjustment is not expected to be material.

Putnam Management and Putnam Retail Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam Management and Putnam Retail Management have contested the plaintiffs claims and the matter is currently pending in the U.S. District Court for the District of Massachusetts. Based on currently available information, Putnam Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Managements and Putnam Retail Managements ability to provide services to their clients, including the fund.

On September 7, 2006, the SEC issued an order pursuant to an agreement with Putnam, settling charges that the structure of the Funds investment management fee in effect from April 1, 1997 (the date when the performance fee was put in effect) through September 27, 2004 did not comply with SEC regulations concerning performance fees. On November 18, 2005, Putnam reimbursed the Fund in a total amount of $1,650,602 (corresponding to a receivable of $1,555,106 recorded in the prior fiscal year and an additional receivable of $95,496 recorded on September 9, 2005) as a retroactive adjustment to the fee structure. Since September 27, 2004, the management fee has been accrued under an adjusted fee structure.